Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04
Income before taxes	$210,622	$210,631	$176,387	$162,859	$89,518
Interest expense	26,209	17,287	10,247	6,048	2,067
Capitalized interest	23,209	18,104	9,339	-	-
Earnings	$236,831	$227,918	$186,634	$168,907	$91,585
Ratio of earnings to fixed charges	4.8	6.4	9.5	27.9	44.3

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest.  “Fixed charges” consists of interest expense and capitalized interest.

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